UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 3, 2016

Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of registrant)

150 – 6th Avenue S.W.

P.O. Box 2844

Calgary, Alberta

Canada, T2P 3E3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐              Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reminds COS shareholders to tender shares by February 5 deadline to receive Suncor dividend

Calgary, Alberta (Feb. 2, 2016) – Suncor Energy Inc. (TSX: SU; NYSE: SU) reminds shareholders of Canadian Oil Sands (“COS”) to tender their shares to Suncor’s amended offer for all of the outstanding shares of COS on the basis of 0.28 of a Suncor common share for each common share of COS.

Assuming the conditions of Suncor’s offer are satisfied by 4:00 p.m. MT on Friday, February 5, COS shareholders who have tendered by that day will be entitled to receive Suncor’s first quarter 2016 dividend of $0.29 per Suncor share, which will be paid on March 25, 2016, provided they continue to hold Suncor common shares on the March 4, 2016 record date.

“Canadian Oil Sands shareholders need to tender their shares immediately,” said Steve Williams, Suncor’s president and chief executive officer. “COS shareholders who tender to our offer and continue to hold their Suncor shares will receive Suncor’s first quarter dividend.”

The previously announced suspension of the COS dividend means that COS shareholders who do not tender to the offer will not be entitled to a dividend for the first quarter of 2016 from either COS or Suncor, even if their COS shares are ultimately exchanged for Suncor shares through a subsequent acquisition transaction.

Suncor’s amended offer is set to expire at 4:00 p.m. MT on Friday, February 5, 2016, however some brokers may have deadlines in advance of Suncor’s offer deadline.

About Suncor’s Offer to COS shareholders

Full details of the amended offer and the related documents including the notice of variation and change and the COS notice of change are available under the COS profile at sedar.com, through Suncor’s website at suncorofferforcanadianoilsands.com and through COS’ website at cdnoilsands.com.

To accept this amended offer, COS shareholders must tender their shares. Please contact D.F. King, who has been retained as Suncor’s information agent for instructions at:

Toll Free in North America: 1-866-521-4427

Banks, Brokers and Collect Calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Canadian Oil Sands shareholders with questions should contact Kingsdale Shareholder Services, COS’ information agent and strategic shareholder services and communications advisor:

Toll Free in North America: 1-866-851-3215

Outside North America, Banks and Brokers Call Collect: 1-416-867-2272

Facsimile: 1-416-867-2271

Email: mailto:contactus@kingsdaleshareholder.com

NOTICE TO U.S. HOLDERS

The amended offer (referred to herein as the “Offer”) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their shares in COS (“Shares”) and the acquisition of Suncor common shares by them as described in the Offer documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor and COS are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

Suncor (i) filed an initial registration statement on Form F-80 in respect of the Offer with the SEC on October 5, 2015 and (ii) filed a further registration statement on Form F-80 in respect of the Offer with the SEC on January 22, 2016, which includes documents related to the Offer. This news release is not a substitute for such registration statements or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS ON FORM F-80, AS THEY MAY BE AMENDED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS

THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statements on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements about Suncor’s first quarter dividend, including that, assuming the conditions of Suncor’s offer are satisfied by 4:00 p.m. Mountain Time on Friday, February 5, COS shareholders who have tendered by that day will be entitled to receive Suncor’s first quarter 2016 dividend of $0.29 per Suncor share, which will be paid on March 25, 2016, provided they continue to hold Suncor common shares on the March 4, 2016 record date, which are based on Suncor’s current expectations, estimates, projections and assumptions. Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct, so readers are cautioned not to place undue reliance on them. Forward-looking statements are not guarantees of future events occurring or of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual events and results may differ materially as a result of, among other things, assumptions regarding expected timing, synergies and reduced operating expenditures; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions. Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect events and results are included in reports and other documents, including those related to the Offer, filed by Suncor with the Canadian and United States securities regulatory authorities at sedar.com and at sec.gov.

Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date: February 3, 2016	By:	/s/ Shawn Poirier
Shawn Poirier
Assistant Corporate Secretary